SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of restricted stock), (ii) 74,170 outstanding shares of unvested restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Form of Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. As described in the Offer to Purchase, the subject company to which this Schedule TO relates is RC2 Corporation, a Delaware corporation. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning RC2” is incorporated herein by reference.
     (b) Securities. This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of RC2 Corporation. As of the close of business on March 23, 2011, RC2 advised Parent that there were 21,659,048 Shares issued and outstanding (including 74,170 shares of unvested restricted stock).
     (c) Trading Market and Price. The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. Parent and Purchaser are the filing persons. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.
     (b) Business and Background of Entities. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.
     (c) Business and Background of Natural Persons. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.

Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with RC2,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Background of the Transaction; Past Contacts or Negotiations with RC2,” and “Purposes of the Offer; Plans for RC2” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for RC2” is incorporated herein by reference.
     (c) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Transaction; Past Contacts or Negotiations with RC2,” “The Merger Agreement; Other Agreements,” “Purpose of the Offer; Plans for RC2,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) Securities Ownership; Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase entitled “Information Relating to Parent and Purchaser” is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) and (b) Financial Information; Pro Forma Information. Not applicable.

Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Transaction; Past Contacts or Negotiations with RC2,” “The Merger Agreement; Other Agreements,” and “Purpose of the Offer; Plans for RC2” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for RC2,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.
Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2011*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011
(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.

(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation
(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation
(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting

Exhibit No.	Description
(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler
(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson
(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea
(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo
(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer
(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter
(g)	Not applicable
(h)	Not applicable

*	Included in mailing to stockholders.
Item 13. Information required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2011

TOMY Company, Ltd

	By:	/s/ Kantaro Tomiyama

	Name:	Kantaro Tomiyama
	Title:	President and CEO

Galaxy Dream Corporation

	By:	/s/ Kantaro Tomiyama

	Name:	Kantaro Tomiyama
Title: President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2011*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011
(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.

(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation
(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation
(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting
(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler
(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson
(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea
(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo
(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer
(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter
(g)	Not applicable
(h)	Not applicable